                                             Filed by Corixa Corporation
                                             Pursuant to Rule 425 Under the
                                             Securities Act of 1933 and Deemed
                                             Filed Pursuant to Rule 14a-12 Under
                                             the Securities Exchange Act of
                                             1934. Subject Company: Coulter
                                             Pharmaceutical Inc. (Commission
                                             File No. 0-21905)

For more information:

Jim DeNike             Sylvia Wheeler                  Jen Reinhard
Corixa Corporation     Coulter Pharmaceutical, Inc.    FitzGerald Communications
206.754.5716           650.553.1887                    415.986.9500
denike@corixa.com                                      jreinhard@fitzgerald.com



FOR IMMEDIATE RELEASE

       CORIXA AND COULTER PROVIDE PROGRAM AND OPERATIONS UPDATE ON MERGER

SEATTLE AND SOUTH SAN FRANCISCO, NOV. 27, 2000 -- Corixa Corporation (Nasdaq:
CRXA), a research- and development-based biotechnology company, and Coulter Pharmaceutical, Inc., (Nasdaq: CLTR), a South San Francisco-based biopharmaceutical company, today provided a progress update on the proposed merger of the two companies, originally announced on October 16, 2000. Details also were provided on the company's new senior management team and board composition that will be put in place following the close of the merger, currently expected before the end of the calendar year 2000.

BEXXAR BLA ACCEPTED FOR FILING BY FDA
On, Nov. 14, 2000, Coulter and SmithKline Beecham announced that the BLA for Bexxar(TM) has been accepted for filing by the U.S. Food and Drug Administration
(FDA). The companies are seeking marketing approval of Bexxar for the treatment of relapsed or refractory, low-grade or transformed low-grade B-cell non-Hodgkin's lymphoma (NHL). If approved, Bexxar is expected to be the first radioimmunotherapy to be made commercially available. The FDA received the BLA for Bexxar on September 15, 2000 and has assigned the application six-month priority review status. Moreover, provisions in the merger agreement between Corixa and Coulter relating to termination in the event of a "refusal to file" letter from the FDA are no longer applicable.

Bexxar is the only radioimmunotherapy that combines the targeting ability of a monoclonal antibody and the therapeutic power of radiation, with the precision of patient-specific dosing. The radiolabeled monoclonal antibody attaches to a target marker found on NHL-affected cells thereby eliciting an immune response and delivers a dose of iodine 131 radiation to tumor cells. Bexxar is the first NHL therapy that is precisely dosed based on individual drug clearance rates.

CORIXA BOARD OF DIRECTORS
Corixa and Coulter announced on October 16, 2000 that Steven Gillis, Ph.D. will remain as chairman and chief executive officer of the combined company, which will continue to operate as Corixa. Michael F. Bigham, current president and chief executive officer of Coulter, will join Corixa's Board of Directors as vice chairman. The remainder of the Board of Directors will be comprised of Joseph L. Lacob, Robert Momsen, Arnold Oronsky, Ph.D., Samuel Saks, M.D., James Young, Ph.D. and Mark McDade.

CORIXA MANAGEMENT TEAM
Following the close of the merger, Corixa's management team also will include Michelle Burris, senior vice president and chief financial officer; Dwayne Elwood, senior vice president, commercial operations; Kenneth Grabstein, Ph.D., executive vice president and director of immunology; Cindy Jacobs, M.D., Ph.D., senior vice president, clinical research; Kathleen McKereghan, senior vice president, general counsel and secretary; Arlene Morris, senior vice president, corporate development; Steven Reed, Ph.D.,



                                       2.

executive vice president and chief scientific officer; Charles Richardson, Ph.D., senior vice president, Montana site manager; Geoff Yarranton, Ph.D., senior vice president, South San Francisco site manager;


                                    - MORE -
Martin Cheever, M.D., vice president, medical affairs; Gary Christianson, vice president, technical operations; Tom DeZao, vice president, marketing; Maureen Howard, Ph.D., vice president, autoimmune disease research and development; Kent Iverson Ph.D., vice president, process development; Jeanne Jew, vice president, business development; Monica Krieger, vice president, regulatory affairs; Gary Nakamura, Pharm. D., vice president, quality systems and compliance; Bernie Paul, vice president, human resources; David Persing, M.D., Ph.D., vice president, antigen discovery and diagnostics development; and Robert Stagg, Pharm. D., vice president, clinical research.

Effective Dec. 31, 2000, Mark McDade will resign his post as president and chief operating officer at Corixa to assume new responsibilities as CEO of Signature BioScience, Inc., an early stage biotechnology company based in Hayward, Calif. As stated above, Mr. McDade will continue to serve on Corixa's board of directors. Mr. McDade joined as a co-founder of Corixa in September 1994, has served as president since March 1999, and chief operating officer and director since 1994.

"As a seasoned executive, Mark McDade has had numerous CEO opportunities presented to him throughout his tenure at Corixa," said Gillis. "The pending merger with Coulter, as well as the depth and strength of the combined Corixa and Coulter management team announced today, provides an opportunity for Mark to assume the challenges of the CEO position at a new and emerging biotechnology company. While we will miss his daily contribution to Corixa's continued success, we look forward to his ongoing involvement as a member of Corixa's board. I know that our employees and shareholders join me in thanking him for his many contributions to Corixa and in wishing him continued success with his new endeavor."

Signature BioScience is the originator of PhenoDynamic(TM) Profiling for pharmaceutical discovery and development, using proprietary bioassay systems and bioinformatics databases to characterize cellular and molecular interactions in complex biological systems. Signature's functional proteomic technology can be applied in the areas of lead discovery and optimization, drug target identification and characterization, and preclinical ADME and toxicology profiling of leads.

REGISTRATION UPDATE
On November 7, 2000, Corixa filed a registration statement on form S-4 with the United States Securities and Exchange Commission (SEC) covering the proposed registration of shares of Corixa common stock that would be issued to Coulter shareholders upon acceptance of the proposed merger by both companies' shareholders. Also on November 7, 2000, Coulter and Corixa filed a premerger notification with the Federal Trade Commission and the Department of Justice and requested early termination of the 30-day waiting period. The registration statement was declared effective on November 17, 2000, and proxy statements were mailed to all stockholders of record of both companies on November 21, 2000. Stockholder meetings for both companies are scheduled for December 21, 2000. Assuming stockholder approval, the transaction should be completed no later than December 22, 2000.

ABOUT COULTER
Coulter Pharmaceutical, Inc. is engaged in the development of novel drugs and therapies for the treatment of cancer and autoimmune diseases. The company currently is developing a family of cancer therapeutics based upon two drug development programs: therapeutic antibodies and targeted oncologics. The company's most advanced product candidate is Bexxar(TM), a monoclonal antibody conjugated to a radioisotope. Initial efforts in the targeted oncologics program are focused on the development of a tumor-activated peptide pro-drug version of doxorubicin to potentially treat certain solid tumor cancers. The company's therapeutic antibody program includes an antibody-based approach



                                       3.

to block the Type I interferon receptor for the treatment of autoimmune diseases and transplant rejection. On October 16, 2000, Coulter Pharmaceutical, Inc. announced its intention to merge with Corixa, a research- and development-based biotechnology company committed to treating and preventing autoimmune diseases, cancer and infectious diseases by understanding and directing the immune system. For more company information, visit Coulter Pharmaceutical's web site at www.coulterpharm.com.

                                    - MORE -

ABOUT CORIXA
Corixa is a research- and development-based biotechnology company committed to treating and preventing autoimmune diseases, cancer and infectious diseases by understanding and directing the immune system. Corixa is focused on immunotherapeutic products and has a broad technology platform enabling both fully integrated vaccine design and the use of its separate, proprietary vaccine components on a standalone basis. The company partners with numerous developers and marketers of pharmaceuticals and diagnostics, targeting products that are Powered by Corixa(TM) technology with the goal of making its potential products available to patients around the world. Corixa was founded in 1994 and is headquartered in Seattle, Wash., with additional operations in Hamilton, Mont. and Redwood City, Calif. For more information, please visit Corixa's website at www.corixa.com or call the company's investor relations information line at 1-877-4CORIXA or 1.877.426.7492.

FORWARD-LOOKING STATEMENTS
Except for the historical information presented, certain matters discussed in this press release are forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made. They are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Factors that could affect Corixa's actual results include, but are not limited to the "Factors Affecting Our Operating Results, Our Business and Our Stock Price," described in our Quarterly Report on Form 10-Q/ filed on November 7, 2000 and our Registration Statement on Form S-4 filed on Nov. 7, 2000, copies of which are available on our Web site, www.corixa.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release.

                                       ###



                                       4.

                   Additional Information and Where to Find It

On November 7, 2000 Corixa filed a Registration Statement on SEC Form S-4 in connection with the merger, on November 17, 2000 Corixa filed an amendment to the Registration Statement on SEC Form S-4 that was filed on November 7, 2000, and on November 21, 2000 Corixa and Coulter mailed a Joint Proxy Statement/Prospectus to stockholders of Corixa and Coulter containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Corixa, Coulter and the merger and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

-- from Corixa by completing the material request form located in the "request materials" section of Corixa's website at http://www.corixa.com/financials/index.htm or by mail to Corixa, 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040, attention: Investor Relations, telephone: (206) 754-5711; or
-- from Coulter by directing a request through the Investors Relations portion of Coulter's website at http//www.coulterpharm.com or by mail to Coulter, 600 Gateway Boulevard, South San Francisco, California 94080, attention: Investor Relations, telephone: (650) 553-1190.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Corixa and Coulter file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Corixa or Coulter at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Corixa's and Coulter's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger

Coulter will be, and certain of Coulter's directors and executive officers may be, soliciting proxies from Coulter stockholders in favor of the adoption of the merger agreement. In addition, Corixa will be, and certain of Corixa's directors and executive officers may be, soliciting proxies from Corixa stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Coulter and the directors and executive officers of Corixa may be deemed to be participants in Coulter's and Corixa's solicitation of proxies.

The directors and executive officers of Coulter have interests in the merger, some of which may differ from, or may be in addition to, those of Coulter's stockholders generally. For a description of such interests and a list of each company's directors and executive officers, please see the press release filed with the SEC pursuant to Rule 425 by Corixa and Coulter on October 16, 2000.

                                       5.